Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN  55101-2098
www.securian.com
651.665.3500



                                                                [SECURIAN LOGO]


July 16, 2007



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


Re: Minnesota Life Individual Variable Universal Life Account
    Minnesota Life Insurance Company
    "Tandy" Representations


Ladies and Gentlemen:

In connection with the above-referenced filing, Minnesota Life Individual Variable Universal Life Account (the "Registrant"), acknowledges that:

  - the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

  - staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and

  - the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Dwayne C. Radel

Dwayne C. Radel
Senior Vice President and General Counsel
Minnesota Life Insurance Company

DCR:jmk




Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.
F62483  02-2005